Toyota Motor Corporation

TMC Announces New Framework for Fulfilling

Commitment to Make Ever-better Cars

Toyota City, Japan, April 9, 2012—Toyota Motor Corporation (TMC) today announced a new development framework, the Toyota New Global Architecture, which reconciles sweeping advances in product appeal with cost reductions. The framework marks an important step in fulfilling TMC’s stated commitment to making ever-better cars, which the company declared in the Toyota Global Vision issued in March 2011.

TMC also announced an update concerning its progress in fortifying the role of its chief engineers, who oversee vehicle-development projects, and in realigning its organization to better serve demand in each region.

1. Toyota New Global Architecture

The new framework aims for the development of new vehicle platforms that not only pursue the three fundamental vehicle functions of moving, turning and stopping, but also ideal engineering for occupants, such as driving position, and also freedom of design. These new platforms are to be shared across regions worldwide to efficiently develop cars with high basic-performance attributes.

Cooperation between planning and design divisions will result in a revised vehicle body structure with which new platforms will feature a lower center of gravity and bolder styling. This will help to realize the development of cars with never-before-seen emotional designs and superb handling.

The Toyota New Global Architecture provides for handling multiple models simultaneously in grouped development projects that will increase the sharing of parts and core vehicle components. This sharing, carried out in cooperation with suppliers, will result in lowered costs, thereby allowing developmental manpower and funds to be divided between R&D to meet consumer preferences and R&D to meet regional needs, resulting in further product improvement.

TMC will initiate the Toyota New Global Architecture with three front-wheel-drive platforms. Models using these platforms account for about half of total unit production volume.

2. Strengthening the R&D structure

A) Fortifying the authority of chief engineers

As chief engineers are the development executives closest to the consumer, TMC has speeded decision-making by revamping its development centers and placing chief engineers directly under the authority of product planning general managers. This change is aimed at focusing chief engineers on the task of identifying consumer needs and pursuing product improvements on a continuing basis to address those needs.

Each “Z” indicates a product group headed by a chief engineer.

While allocating development responsibility for product groups to chief engineers, TMC has reinforced the responsibility of the technical teams responsible for testing, bodies, chassis, powertrains, and others. This move is aimed at fostering specialized technologies in support of the ever-better cars envisioned by the chief engineers and to promote long-term development work on those technologies.

B) Fortifying the ever-better-cars structure to meet the needs of each region

In line with the fortification of R&D bases in each region, TMC will appoint for the Toyota brand three regional general managers in the Product Planning Group for 1) North America and China, 2) Japan and Europe, and 3) Australia, Russia, and emerging markets in Asia (except China), the Middle East, Latin America, and Africa. These regional general managers will coordinate with the regional marketing units and development units to optimize Toyota’s product offerings in the regions.

By allocating responsibility for vehicle development to chief engineers and responsibility for collating customer needs and wants to regional general managers, TMC aims to create a structure with even more rapid regional responsiveness.

Vehicle development for the Lexus brand will be promoted based on its unified global branding.

3. Strengthening the design structure

TMC has reduced the number of people who attend internal design review meetings, and chief engineers now enjoy precedence in the review process.

Toyota, as stated in its Global Vision, will continue its efforts to manufacture cars that provide joy and exceed customer expectations in each respective region while also working to contribute to the building of better communities and societies.

Contact: Americas, Europe and Africa Group +81-3-3817-9628/9161

or Asia, Oceania and Middle East Group +81-3-3817-9182/9174

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